MATERIAL CHANGE REPORT

1.	Name and Address of Company

TransGlobe Energy Corporation ("TransGlobe" or the "Company") Suite 2500, 605 - 5th Avenue, S.W.
Calgary, AB, T2P 3H5
Tel: (403) 264-9888 Fax: (403) 264-9898

2.	Date of Material Change

May 5, 2006

3.	News Release

A news release dated May 5, 2006, disclosing in detail the material summarised in this material change report was disseminated through the facilities of CCNMatthews Newswire (Canada and U.S. disclosure package) on May 5, 2006 and would have been received by the securities commissions where the Company is a "reporting issuer" and the stock exchanges on which the securities of the Company are listed and posted for trading in the normal course of their dissemination.

4.	Summary of Material Change

On May 5, 2006, TransGlobe announced successful oil wells at Godah #2 and at Tasour #21 on Block 32 in the Republic of Yemen.

5.	Full Description of Material Change

See the attached news release.

6.	Reliance on Subsection 7.1(2) or(3) of National Instrument 51-102

Not Applicable

7.	Omitted Information

Not Applicable

8.	Executive Officers

For further information, please contact Ross G. Clarkson, President and Chief Executive Officer, by telephone at (403) 264-9888 or by facsimile (403) 264-9898.

9.	Date of Report

May 5, 2006

Suite 2500, 605 - 5th Avenue S.W. Calgary, Alberta, Canada T2P 3H5 Tel: (403) 264-9888 Fax: (403) 264-9898 Email: trglobe@trans-globe.com Web: www.trans-globe.com
News From ...

TRANSGLOBE ENERGY CORPORATION ANNOUNCES
TWO NEW OIL WELLS ON BLOCK 32, YEMEN

Calgary, Alberta, Friday , May 5, 2006 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) (TSX symbol "TGL"; AMEX symbol "TGA") announces successful oil wells at Godah #2 and at Tasour #21 on Block 32 in the Republic of Yemen.

Block 32, Yemen (13.81% working interest)

New field discovery at Godah:
The Godah #2 appraisal well was drilled to evaluate the extent of the oil accumulation found at the Godah #1 exploration well. Godah #2, located approximately 1,100 meters to the northeast of Godah #1, encountered the Qishn S-1A sands 20 meters structurally lower than at Godah #1. Godah #2 was production tested from a 4.0 meter interval at a stabilized rate of 1,160 barrels of oil per day and 117 thousand cubic feet per day of gas (maximum test pump capacity). The well will be equipped with a larger Electrical Submersible Pump (“ESP”) and suspended as a potential oil producer. The well logs and the production test have demonstrated an oil column of at least 23 meters. Additional drilling in a structurally lower position and further to the east will be required to determine the location of the oil/water contact and the eastern extent of the pool.

The Godah discovery is located approximately 14 km east of the Tasour Field. The Godah #1 and #2 wells have confirmed the presence of oil at commercial rates. A plan is being prepared to drill additional development/appraisal wells and to connect them to the Tasour main CPF facilities with a 23 km pipeline. The Godah discovery will increase production and reserves within Block 32.

Tasour Field extension found at Tasour #21:
The Tasour #21 delineation well was drilled to a total depth of 1,996 meters and completed as a producing Qishn oil well. The well encountered oil bearing upper Qishn S-1A sands in a separate fault segment located south of the Tasour Field. The well was completed and placed on production as a Qishn S-1A oil producer with an initial production rate of 785 Bpd of oil and 2,355 Bpd of water. The well is now being equipped with a larger ESP to increase the total fluid production from the well.

In addition to development/appraisal drilling at Godah and Tasour, the Block 32 Joint Venture Group plans to drill additional exploration wells during 2006. An exploration well targeting a fractured Basement prospect immediately south of the Tasour field is planned to commence drilling in the third quarter.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, well production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

TRANSGLOBE ENERGY CORPORATION	For further information, please contact:

Ross G. Clarkson, President & C.E.O.
s/s Lloyd Herrick	- or -
Lloyd W. Herrick, Vice President & C.O.O.
Executive Offices:
Lloyd W. Herrick	#2500, 605 – 5th Avenue, S.W.,
Vice President & COO	Calgary, AB T2P 3H5

Tel: (403) 264-9888 Fax: (403) 264-9898
Website: http://www.trans-globe.com
E-mail: trglobe@trans-globe.com